Exhibit 99.1

U-BX Technology Ltd. Announces Pricing of $4.55 Million Registered Direct Offering

Beijing, China, April 27, 2026 (GLOBE NEWSWIRE) -- U-BX Technology Ltd. (NASDAQ: UBXG) (the “Company”), a leading company providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry, including insurance carriers and brokers, today announced that it has entered into a securities purchase agreement with several investors for the sales of the Company’s securities at a combined offering price of $0.30 per Unit in a registered direct offering (the “Offering”). Each Unit consists of (i) one Class A ordinary share, par value $0.0016 per share (the “Class A Ordinary Shares”), and (ii) one warrant (each, a “Warrant”) to purchase 0.3 of a Class A Ordinary Share. The gross proceeds to the Company from this Offering are expected to be approximately $4.55 million.

The Offering is expected to close on or about April 29, 2026, subject to customary closing conditions.

FT Global Capital, Inc. is acting as the exclusive placement agent for the offering; Kingswood Capital Partners, LLC is acting as co-placement agent for this offering.

The Company intends to use the net proceeds from this Offering for general corporate and working capital purposes.

The securities in the Offering are being offered pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-291797) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on December 15, 2025 under the Securities Act of 1933, as amended (the “Securities Act”). A prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About the Company

Headquartered in Beijing, U-BX Technology Ltd. is a provider of insurance technology in China. The Company focuses on providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry. The Company’s services and products primarily include: 1) Digital promotion services. The Company helps institutional clients boost their social media visibility and generate revenue through consumer engagement and client promotions. 2) Risk assessment services. The Company has developed a unique algorithm named “Magic Mirror” that calculates payout risks for auto insurance coverage based on vehicle information. Insurance carriers purchase the personalized risk reports generated by the algorithm. Magic Mirror utilizes AI and optical character recognition technology to produce detailed risk assessments, including accident likelihood, potential claims, and estimated settlement amounts. and 3) Value-added bundled benefits to insurance carriers. The benefits packages include auto maintenance services, auto value added services, vehicle moving notification services etc. For more information, please visit: https://www.u-bx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

pr@u-bx.com